CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Enterra Energy Trust (the “Trust”) on Form 40-F for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Don Klapko, President and Chief Executive Officer of Enterra Energy Corp., on behalf of the Trust, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

Signed “Don Klapko” Don Klapko President and Chief Executive Officer of Enterra Energy Corp.
March 29, 2010